AB
4/20

[redacted]

09040865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 12911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CREATIVE INVESTOR SERVICES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 BURRITTS LANDING
(No. and Street)

SEC
Mail Processing
Section

APR 16 2009

WESTPORT (City) CT (State) 06880 (Zip Code)

Washington, DC
122

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WINSTON ALLEN (203) 227-4897
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN T HILL PC
(Name – *if individual, state last, first, middle name*)

5 EVERSLEY AVENUE (Address) NORWALK (City) CT (State) 06851 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WINSTON ALLEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CREATIVE INVESTOR SERVICES INC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MY COMMISSION EXPIRES 9/30/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stephen T. Hill, P.C.
CERTIFIED PUBLIC ACCOUNTANT
5 Eversley Avenue
Suite 206
Norwalk, CT 06851
Tel: (203) 838-5025 • Fax: (203) 855-9418

Addendum to the Audited Financial Statement of
Creative Investor, Inc.
4 Burritts Landing
Westport, CT 06880

In response to FINRA correspondence dated March 16, 2009 , please note the following:

- Attached per your request is the Independent Auditor's Report on Internal Control over Financial Reporting as of and for the year ending December 31, 2008.
- There are no material inadequacies found to exist or found to have existed since the date of the previous audit. Therefore, there are no corrective action taken or proposed.
- There is no material difference in the reconciliation in the Audited computation of Net Capital and the broker / dealers corresponding Unaudited computation on form X-17A-5 Part IIA Focus Report.
- Attached per your request is the Statement of Changes in Stockholder's Equity for the year ended December 31, 2008.

It is my belief that this additional submission satisfies the request for additional information as noted in your communication

Sincerely,

Stephen T Hill

Stephen T. Hill, CPA
March 29, 2009

FINRA™

Financial Industry Regulatory Authority

BY CERTIFIED MAIL - NO. 7004 2890 0004 6309 0338

March 16, 2009

Winston E. Allen, President
Creative Investor Services, Inc.
4 Burritts Landing N.
Westport, CT 06880

RE: Creative Investor Services, Inc.

Dear Mr. Allen:

This acknowledges receipt of your December 31, 2008 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

✓ 1. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

✓ 2. A reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Pat IIA, if material differences existed, or if no material differences existed, a statement so stating SEC Rule 17a-5(d)(4).

✓ 3. A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit <u>or if none existed, a statement so stating</u>.

✓ 4. Independent Auditor's Report on Internal Accounting Control.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *FINRA Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional of district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by March 30, 2009. Questions may be addressed to George Malley, Principal Examiner at (617) 532-3486.

Sincerely,

Frank T. Kotopoulos
Examination Manager
FTK/bmd
Enclosure: Form X-17A-5 Part III Facing Page

cc: Andrew Caverly, Assistant Regional Director
Securities and Exchange Commission

Steven T. Hill PC
5 Eversley Avenue, Suite 206
Norwalk, CT 06851

Stephen T. Hill, P.C.
CERTIFIED PUBLIC ACCOUNTANT
5 Eversley Avenue
Suite 206
Norwalk, CT 06851
Tel: (203) 838-5025 • Fax: (203) 855-9418

Independent Auditor's Report on Internal Control over Financial Reporting

To the management
Creative Investors Services, Inc.
Westport, CT 06880

I have audited the basic financial statements of Creative Investors Services, Inc., as of and for the year ended December 31, 2008, and have issued my report thereon dated February 24, 2009. I conducted my audit in accordance with generally accepted auditing standards established by the American Institute of Certified Public Accountants.

In planning and performing my audit, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinions on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

My consideration of the internal control over financial reporting was for the limited purpose described in the second paragraph and would not necessarily identify all deficiencies in the internal that might be significant deficiencies and, accordingly, would not necessarily disclose all significant deficiencies that are also considered to be material weaknesses. I did not identify any deficiencies in internal control over financial reporting that I consider to be material weaknesses, as defined above.

This report is intended solely for the information and use of management, Federal and State regulatory agencies and is not intended to be and should not be used by anyone other than those specified parties.

Stephen T Hill

February 24, 2009

CREATIVE INVESTOR SERVICES, INC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS
BALANCE AT JANUARY 1, 2008	$ 1,000	$ -0-	$ 11,433
CAPITAL CONTRIBUTED	-0-	250	-0-
NET INCOME	-0-	-0-	3,319
WITHDRAWALS OF PREVIOUSLY TAXED INCOME	-0-	-0-	<8,653>
BALANCE AT DECEMBER 31, 2008	$ 1,000	$ 250	$ 6,099

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS